

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2011

Via E-mail
Michael W. Fox
Senior Vice President, General Counsel and Secretary
Orchard Supply Hardware Stores Corporation
6450 Via Del Oro
San Jose, CA 95119

> **Re:** **Orchard Supply Hardware Stores Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 5, 2011**
> **File No. 333-175105**

Dear Mr. Fox:

We have reviewed your amended registration statement and response letter filed December 5, 2011 and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated July 20, 2011 and expect for this information to be presented in your next amendment. Please understand that the staff will need adequate time to review the information you have omitted from the instant filing, including the executed tax and legality opinions, and that we may have comments upon completion of the review.

You may contact Tracey McKoy at (202) 551-3772 or, in her absence, Terence O'Brien, at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc:     Via E-mail
        William H. Hinman, Jr.